                                                                                                                                                                                                                      EXHIBIT 6.1

DISTRIBUTOR AGREEMENT

     This Distributor Agreement (this "Agreement"), dated this 15th day of January, 2003 , is between New Horizons Technologies International Inc. ("Company"), a Delaware corporation, with its corporate offices located at 5575 S. Semoran Blvd., Suite 30, Orlando, FL, 32822, and its subsidiaries and affiliates, and Maui General Store, Inc. ("Distributor"), with its corporate offices located at P. O. Box 297, Hana, Maui, Hawaii 96173.

RECITALS

A.

Company provides or may be authorized to provide wireless communications products for resale to Consumers utilizing authorized frequencies assigned by the Federal Communications Commission and accessed by wireless telephone equipment in the Area defined herein.

B.

Distributor desires to use Company’s experience, Confidential Information, Marks, and goodwill in order to promote and sell Company’s Services and Equipment in the Area to its customers under the terms and conditions of this Agreement and the Exhibits attached hereto.

NOW, THEREFORE, the parties agree as follows:

AGREEMENT

1. DEFINITIONS; EXHIBITS; APPOINTMENT

1.1	Definitions. Certain capitalized terms used in this Agreement shall have the meanings specified in various Exhibits.

Equipment. Consisting of handsets, refresh cards and other equipment offered for sale by Company.

Area. The collective geographic, catagoric or account specific areas, set forth in Exhibit B of the Distributor Agreement, in which the Company provides Service and with respect to which the Distributor may act as an authorized Distributor for Company pursuant to such Distributor Agreement.

Intellectual Property Rights. All copyright, trademark, service mark, trade secret, patent and other intellectual property rights (including all rights of registration or renewal thereof and all causes of action relating thereto).

Marks. All service marks, trademarks and trade names used by Company, including, but not limited to, the mark New Horizons TechnologiesTM and CycloneTM.

Marks.Rules. The rules and procedures pertaining to the Marks prescribed by Company from time to time.

Service. Wireless communication service, including voice service, under carrier agreement with Company or its agents, and provided through Company utilizing authorized frequencies assigned by the Federal Communications Commission and accessed by wireless telephone equipment.

Consumer. Customers or end users purchasing the Equipment and activating Service through the Distributor and Dealer in the Area. Each individual or business entity who (i) purchases a handset(s) from Distributor, and (ii) for whom Service is activated is a Consumer.

1.2

Attached Exhibits. This Agreement incorporates by this reference the New Horizons Distributor Handset Price List (attached as Exhibit A); the Area as defined in attached Exhibit B; the Equipment Terms and Conditions (attached as Exhibit C) and the Distributor Program Rules (attached as Exhibit D). Unless otherwise stated, Company shall have the right, in its sole discretion, to amend any and all terms in each of the aforementioned Exhibits, and any addenda thereto, on thirty (30) days written notice to Distributor, and any such amendment shall become part of this Agreement. Distributor’s continued marketing and promotion of Company’s Service and Equipment after the effective date of any amendment shall constitute Distributor’s acceptance of such amendment.

1.3

Appointment of Distributor. Company hereby appoints Distributor as an authorized distributor of Company to promote, market and sell the Service and the Equipment directly to Consumers and, if applicable, via Sub-Distributors or Dealers located in the Area in accordance with the terms and conditions of this Agreement, and subject to the Agreement. Company further agrees to sell, and Distributor agrees to purchase, the Equipment under the terms and conditions of this Agreement.

1.4	Certain Restrictions.

1.4.1

Company and Distributor acknowledge that their relationship is that of independent contracting parties and this Agreement does not create an agency, joint venture, partnership, employment relationship or franchise between them. Except as set forth herein, neither Company nor Distributor shall have the authority to bind the other in any manner.

1.4.2

Distributor shall only sell the Equipment provided by Company to its Dealers or to Consumers, and shall not sell or otherwise provide the Equipment, directly or indirectly, to any other person or entity, including without limitation to other distributors or resellers. Distributor may not purchase Equipment from Company’s other Distributors, retailers, resellers, or any other Source without prior written permission from Company signed by an authorized representative of Company in its sole discretion.

1.4.3

Distributor understands and acknowledges that it does not have an exclusive right to promote, market or solicit sales of Service or Equipment in the Area and that Company and other Distributors, agents, and affiliates of Company may also be promoting, marketing, selling and/or soliciting orders for Service and Equipment in the Area.

1.4.4

Distributor shall be solely responsible for any contracts or commitments entered into, or costs or expenses it incurs in connection with exercising its rights or performing its obligations under this Agreement.

2.	DISTRIBUTOR’S OBLIGATIONS

2.1

Marketing and Promotion. During the term of this Agreement, subject to the terms and conditions set forth herein, Distributor and its Personnel shall use their best efforts to actively promote, market, and sell Company’s Service and Equipment to actual and potential Consumers. Without limiting the generality of the foregoing, Distributor and its Personnel shall:

2.1.1

Conduct their business and activities in such a manner so as to promote a positive image and good public relations for Company. Without limiting the generality of the foregoing, Distributor and its Personnel shall not: (a) engage in any unfair or deceptive trade practice involving any of Company’s Service or Equipment; or (b) make any false, misleading or disparaging representations or statements with regard to Company or Company’s Service or Equipment.

2.1.2	Cooperate with and participate in any promotional, marketing, sales, or advertising programs sponsored by Company as requested from time to time.

2.1.3

Promptly report to Company all complaints it receives with regard to Service and Equipment (including but not limited to warranty claims), and shall use best efforts to maintain and promote good public relations for Company while forwarding details of any such complaint to Company.

2.1.4	Identify and represent Distributor and its Dealers as Authorized Distributors/Dealers of Company, and not as having any other relationship or affiliation with the Company.

2.1.5

Maintain an adequate staff of qualified and experienced employees, operate and maintain all Distributor locations in a clean, orderly, and professional manner, and supply the organization and resources necessary in order to perform this Agreement.

2.2

Solicitation of Orders for Service and Equipment. Distributor and its Personnel shall have no right, power or authority to make any representations or warranties regarding the Service except as expressly directed in writing by Company in its sole discretion. Distributor shall be solely responsible for establishing the prices for all sales of Equipment to Consumers and Dealers. Company reserves the right to amend its Service, and to add, delete, suspend or modify the terms and conditions for the Service at any time, in its sole discretion.

2.3	Compensation. Distributor shall have no right to compensation other than as earned in strict compliance with this Agreement and the Exhibits attached hereto.

2.4

Compliance with Laws. Distributor and its Personnel shall at all times comply with all applicable laws, regulations, licensing requirements, and other governmental requirements in performing its obligations and exercising its rights under this Agreement.

2.5

No Setoffs or Deductions. All obligations of Distributor to Company under this Agreement shall be absolute and independent of any other obligations imposed by this Agreement or by law, and shall not be subject to any setoff, deduction or counterclaim.

3.THE EQUIPMENT

3.1Equipment Standards.

3.1.1

Minimum Technical Standards. Distributor and its Personnel shall only sell and furnish to Consumers Equipment sold to Distributor by Company or otherwise approved by Company in writing and in its sole discretion as meeting minimum FCC and reasonable Company technical standards for transmission, regulatory compliance, and overall technical quality.

3.1.2

Returns. Company is not responsible for any Equipment not purchased from Company and therefore will not accept any such Equipment as returnable items to Company for credit or replacement, unless Distributor is otherwise notified by Company in writing.

3.2

Risk of Loss or Damage. Distributor shall bear the entire risk of loss or damage to all Equipment from the time of delivery to Distributor. Distributor shall be responsible for collection of payment for sales of Equipment.

3.3

Equipment Supplied by Company. Company shall be under no obligation to offer any specific model or quantity of Equipment to Distributor or its Personnel. Company, at its sole option, may sell Equipment to Distributor for cash or, if Company so elects, under Such credit terms as Company may extend from time to time. Company, at its sole option, also may supply Equipment to Distributor for purposes of demonstration to potential Consumers under such terms as Company may extend from time to time. Distributor and its Personnel shall comply with the Equipment terms and conditions contained in Exhibit C.

3.4

Security Interest. In order to secure Distributor’s obligations under this Agreement, including its obligation to pay Company’s invoices when due, Distributor grants to Company a security interest in all Equipment sold by Company to Distributor. Distributor agrees to execute, deliver to Company, and permit Company to file any financing statements necessary in Company’s discretion to perfect Company’s security interest in the Equipment. Distributor appoints Company as Distributor’s agent for the purpose of executing, delivering and filing any Such financing statements. Nothing in this section shall limit the remedies available to Company under the remainder of this Agreement.

3.5

Service Centers. If Company appoints Distributor or any of its Personnel as an authorized service center, they shall comply with all requirements, rules and regulations of Company relating to authorized service centers as these rules may be amended by Company from time to time in its sole discretion. Distributor and its Sub-Distributors shall comply with all standards, procedures and manuals of the equipment manufacturer concerned.

4. TRAINING, CONDUCT AND OPERATIONS

4.1

Training. All rights, obligations, and responsibilities relating to Distributor’s Personnel shall be those of Distributor. Distributor shall be fully responsible for the quality of the service of its personnel and for the conduct and sales techniques employed by them. Company, in its sole discretion, may determine which of Distributor’s sales and/or service Personnel will attend regular training courses offered by Company regarding the sale of and changes to the Service, or the demonstration, installation, or repair of the Equipment. Distributor shall allow only the Personnel certified by Company to sell the Service or demonstrate the Equipment. Distributor shall allow only the Personnel certified by Company or the Equipment manufacturer(s) or vendors(s) concerned to provide installation, repair, and warranty service.

4.2

Ethical Conduct/Injurious Business Practices. In all dealings with Consumers and Company, Distributor and its Personnel shall be governed by the highest standards of honesty, integrity, fair dealing and ethical conduct. Conduct in violation of this section includes, but is not limited to: (a) business practices, promotions, or advertising which may be injurious to the reputation or business goodwill of Company or its Service, (b) falsification of any business records, (c) misrepresentations to Company or to any actual or potential Subscriber, (d) diversion or non-disclosure of any corporate opportunities, (e) disloyal conduct or self-dealing of any kind, or (f) breach of Company payment terms policies. Any conduct violating the provisions of this section shall constitute a material breach of this Agreement.

4.3

Records. Both parties agree to maintain at their principal place of business complete and accurate records of their business conducted pursuant to this Agreement. Records will include, but are not limited to, proper customer sales documentation of all Consumers that Distributor and its Personnel activate for Company.

5. DEALERS.

5.1

Appointment and Approval of Dealers. Distributor may appoint agents or independent contractors (collectively, “Dealers”) to promote, market, and sell the Service and Equipment subject to the approval of Company and under the terms and conditions contained in this Company, in its sole discretion, shall have the right to disapprove of any Dealer for cause.

5.2

Breach by Dealer. Distributor shall be fully responsible for all acts and omissions of its Dealers and shall require that Dealers adhere to all terms and conditions of this Agreement. Any breach by a Dealer of the terms of this Agreement shall be considered a breach by Distributor and shall entitle Company to pursue all rights and remedies it may have under the Agreement or under the law.

5.3

Existing Dealers. Distributor shall disclose in writing the identity of any Dealers existing at the time this Agreement is signed. Company shall approve or disapprove such Dealers in writing in its sole discretion.

5.4

Company Termination of Dealers. Company shall have the right, in its sole discretion and at any time during the term of this Agreement, to immediately terminate a Dealer for a material breach of the Agreement upon written notice to Distributor.

5.5

Dealer Support. Distributor shall be responsible for providing adequate management support and resources to its Dealers and other Personnel, and will abide by all of its contractual obligations with such Dealers and other Personnel.

5.6	Dealer Compensation. Distributor shall be solely responsible for payment of ally compensation owed, and for reporting any and all information used by Company for purposes of compensating Distributor.

5.7

Dealer Liability/Indemnification. Distributor shall be solely responsible for all risks and expenses incurred in connection with its actions and those of its Dealers in the promotion, marketing, and sale of Service and Equipment to Consumers or any other acts required of Distributor pursuant to this Agreement or otherwise. Distributor shall indemnify Company with respect to any acts or omissions of Dealers pursuant to section 10. 1 of this Agreement.

6. ADDITIONAL OBLIGATIONS OF THE PARTIES

6.1

Non-Diversion. Distributor acknowledges it has obtained significant goodwill from Company through use of its Confidential Information and Marks. During the term of this Agreement and for a period of one year after termination of this Agreement (whether voluntary or involuntary, with or without cause), Distributor and its Dealers shall not at any time directly or indirectly (a) request any Subscriber in the Area whom Distributor or any of its Dealers knows to be a Subscriber of Company, to curtail or deactivate the Service, or cancel its relationship with Company, or (b) otherwise solicit, divert or attempt to divert any such Subscriber from patronizing Company, Company Distributors, Company retail stores or the Service. During such period, any Consumers of Company who contact Distributor or its Dealers regarding Service shall be referred directly to Company.

6.2

Confidential Information. “Confidential Information” means all information of or relating to Company (whether of a business, technical or other nature) which Distributor knows or reasonably should know to be confidential or proprietary. Without limiting the generality of the foregoing, “Confidential Information” includes all information not generally known to the public that relates to the business, technology, Consumers, potential Consumers, finances, budgets, projections, proposals, practices of Company, including without limitation the terms of this Agreement, the identities of and all information regarding Consumers and potential Consumers, and all information relating to Company’s business plans and proposals, marketing plans and proposals, technical plans and proposals, and research and development. All Confidential Information will be considered trade secrets of Company and shall be entitled to all protections given by law to trade secrets. Any and all media (whether written, film, tape, optical, magnetic, opto-magnetic or otherwise) embodying any of the information described above shall also constitute Confidential Information. Confidential Information shall not include information which: (a) was in or entered the public domain through no fault of Distributor; (b) Distributor can show, by written evidence, was rightfully in Distributor’s possession prior to receipt thereof from Company; or (c) is disclosed to Distributor by a third party legally entitled to make such disclosure without breach of any obligation of confidentiality.

6.3

Non-Disclosure of Confidential Information. During the term of this Agreement and at all times thereafter, Distributor and its Personnel shall not directly or indirectly (a) use any Confidential Information for any purpose other than that for which it is used or disclosed under the terms of this Agreement, (b) disclose to any person, firm, corporation or other business entity any Confidential Information or in any other way publicly or privately disseminate any Confidential Information, or (c) assist, authorize or encourage anyone else to use, disclose, or disseminate any Confidential Information. Without limiting the foregoing, Distributor and its Personnel shall not use Confidential Information related to Consumers or potential Consumers to directly or indirectly contact or communicate with Consumers or Potential Consumers concerning the Company or its Service. Distributor and its Personnel further agree they shall: (a) hold all such Confidential Information in confidence using the same degree of care that Distributor uses to protect its own confidential and proprietary information (but in no event less than reasonable care); (b) use the Confidential Information only for the purpose of performing obligations under this Agreement; (c) reproduce any Confidential Information only to the extent necessary to perform such obligations; (d) restrict disclosure of and access to such Confidential Information only to those Personnel who are directly concerned with, and who agree to maintain the confidentiality of, the Confidential Information; and (e) take all precautions necessary and appropriate to guard the confidentiality of the Confidential Information, including informing employees who handle such information that it is confidential and not to be disclosed to others. Upon termination of this Agreement, all Confidential Information in the possession or control of Distributor or its Personnel (including all originals and copies of all or any portion of any Confidential Information) shall be promptly returned to Company. Distributor shall be responsible for ensuring compliance with this section 6.4 by its all of its Personnel. Any conduct violating the provisions of this section shall constitute a material breach of this Agreement.

7. INTELLECTUAL PROPERTY RIGHTS

7.1

Marks. Distributor understands and acknowledges that the Marks, along with all Intellectual Property Rights associated therewith, are the property of Company. Subject to the terms and conditions of this Agreement (including this Section 7.1), Company grants Distributor a limited, personal, non-exclusive, non-transferable, revocable license during the term of this Agreement to use and reproduce such Marks as Company may authorize in writing from time to time, solely ill connection with the performance of Distributor’s obligations under this Agreement. Distributor and its Personnel shall comply with all Marks Rules in its use and reproduction of the Marks. Any unauthorized use of the Marks, any use not in compliance with this Agreement or the Marks Rules, or any action which, in Company’s sole discretion, constitutes an infringement of the Marks by Distributor or its Personnel, shall constitute a material breach of this Agreement.

7.2

Company Rights; Termination. Distributor acknowledges that it has no rights in or to the Marks except as provided herein and shall not acquire any rights in the Marks or expectancy to their use as a result of any use of the Marks by Distributor, and that all goodwill arising out of any use of the Marks by, through or under Distributor shall inure solely to the benefit of Company. Following the termination of this Agreement, Distributor shall immediately discontinue use of any Marks (and any other trademarks or service marks which Company deems to be confusingly similar thereto) and shall promptly destroy, or, at Company’s option, return to Company all advertising and promotional materials, displays, order forms, signage, and all other materials that contain any Marks.

7.3

Other Rights. Distributor acknowledges that the Equipment and Service involve valuable Intellectual Property Rights of Company or its licensors. As between Distributor and Company, Company shall retain all right, title, and interest therein, and no title to or ownership of any Intellectual Property Rights associated with any Equipment or Service is transferred to Distributor or any Consumer pursuant to this Agreement.

7.4

Protection of Company Rights. Distributor will immediately notify Company of any infringement, misappropriation or violation of any Intellectual Property Rights of Company or its licensors that comes to Distributor’s attention. Distributor will not infringe or violate, and will use its best efforts to preserve and protect Company’s and its licensors’ interest in, all such Intellectual Property Rights. In the event of any such infringement, misappropriation or violation relating to the activities of Distributor or any of its officers, employees, agents, contractors or representatives, Distributor will take all steps reasonably necessary to terminate any such infringement, misappropriation or violation. Company or its designee will have exclusive control over the prosecution and settlement of any legal proceeding to enforce, to recover damages on account of any infringement, misappropriation or violation, or to defend any of its or its licensor’s Intellectual Property Rights. Without limiting the generality of the foregoing, Distributor will: (a) provide such assistance related to such proceeding as Company may reasonably request; and (b) assist Company in enforcing any settlement or order made in connection with such proceeding; provided that Company will reimburse the expenses reasonably incurred by Distributor to provide such assistance in accordance with Company’s requests for the same.

8. DEFAULT AND TERMINATION

8.1

Default. The following events and occurrences shall constitute “defaults” of this Agreement: (a) any breach by Company of this Agreement which Company does not fully cure within thirty (30) days after Distributor sends Company a written notice of breach; (b) any breach by Distributor or any of its Personnel of sections 4.2, 6.4. and/or 7.1; (c) any breach by Distributor or any of its Personnel of any other provisions of this Agreement which Distributor or its Personnel does not fully cure within thirty (30) days after the Company sends Distributor a written notice of breach; (d) any repeated (i.e., twice or more) breach by Distributor or any of its Personnel of any of the terms herein regardless of whether or not such breach has previously been cured; (e) the insolvency of either party, either party becoming the subject of a petition in bankruptcy, the appointment of a receiver for either party’s business, or the entry by either party into any arrangement with or assignment for tile benefit of creditors; or (I) any default by Distributor of an existing Distributor agreement in another Market. This Agreement may be terminated immediately upon any default as set forth in this section 8. 1.

8.2

Termination. Unless earlier terminated as provided herein, this Agreement shall have a two (2) year term, commencing as of the date stated on the first page of this Agreement. The Agreement shall automatically renew for successive additional one (1) year terms unless either party gives the other party written notice of its intent not to renew at least sixty (60) days prior to the end of the then current term. Distributor acknowledges there is no promise of further renewals and Distributor shall have no expectancy in the continued existence of this Agreement.

8.3

Effect of Termination. Upon termination or expiration of this Agreement, Distributor and its Personnel will immediately cease promoting, marketing, and otherwise soliciting the Services and Equipment. Each party shall fully perform any and all obligations under this Agreement incurred prior to the effective date of termination or expiration. All amounts owed by Distributor to Company, notwithstanding prior terms of sale, shall become immediately due and payable. All unshipped orders shall be cancelled without liability of Company to Distributor. Distributor shall promptly return to Company all Confidential Information as set forth in section 6.4 above, and all advertising and promotional materials as set forth in section 7.2 above, along with all other Company property and Equipment in Distributor’s possession, and shall immediately cease using Company’s Marks as set forth in section 7.2 above.

9. NONCOMPETITION

9.1

Noncompetition. Distributor acknowledges and agrees that: (a) that by being appointed a Company Distributor, Distributor will obtain significant, competitive information that would give Distributor an unfair competitive advantage if Distributor were to compete with Company or Company’s remaining Distributors after termination of this Agreement, and (b) its willingness to provide Company with the protections set forth in this paragraph was a material consideration to Company entering into this Agreement and that Company would not have done so without such protection. Distributor therefore agrees that, until termination of this Agreement (whether voluntary or involuntary, with or without cause) and for a period of one (1) year thereafter, Distributor and any Successor entity to Distributor will not:

(a)

without approval of Company, directly or indirectly compete with Company or its Distributors within the Area, in the business of offering, providing, marketing or procuring or referring customers for a provider of disposable/refreshable wireless handsets, or other Equipment that directly compete with Company.

The restrictions set forth in subparagraph a. above shall not apply with respect to any wireless service providers that are identified in section 6.1 of this Agreement.

9.2

Contract Interpretation. To the extent a court of competent jurisdiction determines the provisions of this Section to be unenforceable as written, Distributor and Company authorize such court to construe and interpret this Section broadly, to provide Company with the maximum permissible protections against Distributor competition.

10. INDEMNITY; CONSEQUENTIAL DAMAGES

10.1

General Indemnity. Distributor hereby agrees to indemnify, defend, protect, and hold Company, and its subsidiaries, affiliates, officers, directors, employees, agents, and insurers, harmless from and against any and all claims, costs, suits, liabilities, damages, losses, demands, and expenses of every kind, including but not limited to attorneys’ fees and disbursements, arising out of any negligent act or omission or willful misconduct of, or breach of this Agreement by, Distributor, or its employees, agents, Dealers, or contractors.

10.2

Indemnity as to Advertisements. In furtherance and not in limitation of the indemnification obligations of Distributor set forth in section 10.1, Distributor hereby agrees to indemnify, defend, protect, and hold Company and its subsidiaries and affiliates, and each of their officers, directors, employees, agents, and insurers, harmless from and against any and all claims, costs, suits, liabilities, damages, losses, demands, and expenses of every kind, including, but not limited to, attorneys’ fees and disbursements, arising out of advertisements or promotional materials developed or used by Distributor (except advertisements and promotional materials that have been developed and provided by Company).

10.3

Limitation of Liability. In no event shall Company be liable for Incidental, special, consequential, or punitive damages, including, but not limited to lost revenue or profits, in connection with this agreement or its breach, or arising from the relationship of the parties or the conduct of business between them, even if company was advised of the possibility of such damages.

10.4

Insurance. Each party must, during the term of this Agreement and for one (1) year after, at its sole expense, obtain and keep in force the following insurance: (a) Commercial General Liability Coverage, including personal injury, bodily injury, advertising injury, property damage, operations hazard, independent contractor coverage, and contractual liability, in limits not less than $1,000,000 for each occurrence (combined single limit), with Company named as additional insured in the policy; and (b) Worker’s Compensation and Employer’s Liability insurance. Each party’s required insurance policies must be underwritten by reputable national insurers that are licensed to do business in the jurisdiction where that party is doing business. Each party agrees that, upon request of the other party, certificates of insurance will be delivered to the other party as soon as practicable. The provision of insurance required in this Agreement shall not be construed to limit or otherwise affect the liability of any party to the other party.

11. FORCE MAJEURE

Company’s performance under this Agreement shall be excused if such non-performance is due to: labor difficulties; riots; strikes; governmental orders; equipment failure; epidemics; acts of civil or military authority; war; compliance with laws, rules, and regulations and codes adopted after the date of this Agreement; inability or delay in securing equipment; acts of God; civil commotion; acts of nature; or unusually severe weather.

12. MISCELLANEOUS

12.1

Governing Law, Jurisdiction, Venue. This Agreement and the rights and obligations of the parties hereunder shall be construed in accordance with and shall be governed by the laws of the State of Florida, without regard to the conflict of laws or choice of law provisions thereof. Subject to the provisions of Section 12.11, Distributor and Company hereby submit to the jurisdiction and venue of any state Court sitting in Orange County, Florida or any federal district court for the district in which said county is located.

12.2

Notices. All notices and other communications hereunder shall be given in writing and shall be deemed to have been duly given and effective (1) upon receipt if delivered in person, via electronic mail, or via or tele-copy, (ii) one day after deposit prepaid with a national overnight express delivery service, or (iii) three days after deposit in the United States mail. Notices shall be delivered or transmitted to:

If to Distributor:
          Maui General Store, Inc.
          P.O. Box 297
          Hana, HI 96713
Attention: Richard Miller
Phone: 808-248-8787
Fax: _____________________________
E-mail: rmiller@mauigeneralstore.com
If to Company:

          President
          New Horizons Technologies International Inc.
          5575 S. Sernoran Blvd., Suite 30
          Orlando, FL 32822
          FAX: (407) 736-9269

          With a copy to:

          Legal Department
          New Horizons Technologies International Inc.
          5575 S. Semoran Blvd., Suite 30
          Orlando, FL 32822
          FAX: (407) 736-9269

12.3

Entire Agreement. This Agreement represents the entire, complete final and exclusive Agreement between the parties hereto with respect to the matters addressed in this Agreement and, except as expressly provided herein, shall not be affected by reference to any other documents.

12.4

Survival of Obligations. Company’s and Distributor’s obligations under sections 6.2, 7. 1, 7.2, 7.3, 9, 10, 12.1, 12.2, 12.8, 12.10, 12.11, and 12.12 of this Agreement and ally other provisions which may reasonably be construed as surviving, and the rights and obligations of the parties thereunder, shall survive any termination or expiration of this Agreement. Further, this Agreement shall be valid as to any obligation incurred prior to termination of this Agreement.

12.5

No Other Agreements. Distributor represents and warrants to Company that the execution and performance of this Agreement does not and will not violate any other contract or obligation to which Distributor is a party, including terms relating to covenants not to compete and confidentiality covenants. Distributor will not disclose to Company, or use or induce Company to use, any proprietary information or trade secrets of any other person, association or entity. Distributor represents and warrants that it has returned all property and confidential information belonging to all other service providers for whom Distributor may have acted as a Distributor. This Agreement and its Exhibits constitute the entire agreement and understanding between Company and Distributor and supersede all offers, negotiations and other agreements concerning the subject matter set forth in the Agreement. Distributor is not relying on any oral or written representations or warranties from Company, including, but not limited to, any representation or warranty as to the nature of competition or the results or effect of any advertising. Except as set forth herein, any amendments to this Agreement must be in writing and signed by Distributor and by the President or Vice President of Sales for Company. Any amendments signed by someone other than the President or Vice President of Sales for Company shall be null and void.

12.6	Remedies Cumulative. The rights and remedies herein expressly provided are cumulative and not exclusive of any rights or remedies that a party would otherwise have.

12.7

Assignment. Distributor acknowledges that Company may assign its rights and obligations hereunder without Distributor’s prior approval in its sole discretion. Distributor shall not assign its rights or delegate its obligations hereunder without the prior written consent of Company. This prohibition shall extend to a change in the control of Distributor, which is defined to be any change as a result of which any person or entity holds 50% or more of the ownership interest or assets of Distributor. To the extent not prohibited hereby, this Agreement shall be binding upon and inure to the benefit of Company and Distributor and their respective successors and assigns. Upon any assignment by Distributor of its rights under this Agreement, Company shall have the option to immediately enter into a direct relationship with any existing Sub-Distributor of Distributor, at which time such Sub-Distributor shall become a Distributor of Company.

12.8

Severability. If any provision of this Agreement shall be held invalid under any applicable laws, such invalidity shall not affect any other provisions of this Agreement that can be a given an effect without the invalid provision. Further, all terms and conditions of this Agreement shall be deemed enforceable to the fullest extent permissible under applicable law, and, when necessary, the court is requested to reform any and all terms or conditions to give them such effect.

12.9	Authority. Each person signing below hereby warrants and represents that he or she has full authority to execute this Agreement for the party on whose behalf he or she is signing.

12.10

No Waiver. No failure by a party to take action on account of any default or breach of this Agreement by the other party shall constitute a waiver of any such default or breach, or of the performance required of the other party under this Agreement.

12.11	Arbitration of Disputes.

12.11.1

Arbitration Clause. Except as stated in paragraph 12.11 (e) below, all claims, counterclaims, cross-claims, and disputes between Distributor and Company (including whether any particular dispute is arbitrable hereunder), shall be resolved by submission to binding arbitration. Company shall have the right, in its sole discretion, to submit any Such disputes to the Orlando, Florida office of Judicial Arbitration & Mediation Services, Inc. (“JAMS”), any other arbitration or mediation service of its choosing, or to arbitrate any such disputes under the commercial arbitration rules of the American Arbitration Association (“AAA”), before one neutral arbitrator, except to the extent that those rules are modified herein.

12.11.2

Selection of Arbitrator. In the event that a dispute is submitted to arbitration for resolution, the parties may agree on a jurist from the JAMS, AAA, or other panel. If the parties are unable to agree, the selected arbitration or mediation service shall provide a list of three available panel members and each party may strike one. The remaining panel member will serve as the arbitrator.

12.11.3

Limitations of Actions. All claims and disputes that arise under this Agreement shall be submitted to arbitration by initiating the arbitration not later than one (I) year after the act or omission giving rise to the claim or dispute Occurred. The failure to initiate arbitration within the one year period constitutes an absolute bar to the institution of any proceedings based on such act or omission. The aggrieved party may initiate arbitration under this paragraph by sending written notice of all intention to arbitrate to all parties. The notice must contain a description of the dispute, the amount involved, and the remedy sought. Each party agrees that service of process, summons, notices or other communications related to the arbitration procedure shall be deemed served and accepted by the other party if given in accordance with the provisions of this Agreement.

12.11.4

Enforcement of Award. There shall be no right to appeal the decision of the arbitrator, which shall be final and binding. The award of the arbitrator may be confirmed or enforced in any court having jurisdiction.

12.11.5

Company’s Right to Seek Injunction. Notwithstanding paragraph 12.11. 1, Company shall have the option to bring court proceedings to seek an injunction or other equitable relief to enforce any right, duty or obligation under this Agreement. To obtain injunctive or other equitable relief, Company shall not be required to post a bond or, if required by law or by the court, Distributor hereby consents to a bond in the lowest amount permitted by law.

12.12

Attorneys Fees and Costs. In the event any arbitration or court action is commenced by either party, the substantially prevailing party in such action shall be entitled to its out-of-pocket legal costs and reasonable attorneys’ fees incurred therein.

The parties acknowledge they have fully read and understood this Agreement, and have had the opportunity to confer with legal counsel regarding its terms and conditions.

EXECUTED as of the day and year first above written.

COMPANY:	NEW HORIZONS TECHNOLOGIES INTERNATIONAL /s/ Karen M. Wilson By: Karen M. Wilson Its: President and CEO

DISTRIBUTOR:	/s/ Richard Miller By: Richard Miller Its: President

Exhibit A

Handset Policies

1.

Handset Cost. Distributor will be allowed to purchase phones from Company at the then Current New Horizons Distributor Handset Price List price on the date of shipment to Distributor. Handset cost is a function of purchase order volume. The current pricing schedule will be forwarded to distributors on a regular basis. A price quotation will be submitted separately from this Agreement, and once approved by both parties will become part of this Agreement.

2.

Minimum Purchase Quantities. Orders for handsets shall be in quantities as set forth in Company’s Master Packs as established by Company in its sole discretion; provided, however, that such minimum purchase shall not apply to low volume, high dollar items. Master Packs currently consist of six (6) handsets. The number of handsets in a Master Pack is subject to change without notice.

3.	Amendment. This exhibit is subject to change upon thirty (30) days prior written notification by Company to Distributor.

4.

Co-Branding. Distributor may be granted rights to private label branding and logos only with written, pre- approval by the Company. Any and all costs associated with such co-branding will be the sole responsibility of the Distributor. Co-Branding programs will be permitted to market the product with brand names with whom the Distributor has current licensing agreements and only in conjunction with the Company’s brand. Such Co-Branding will be at the sole discretion of the Company.

Exhibit B

Area

1.

This Exhibit B more specifically describes the Area in which Company provides Service and in which Distributor may act as an authorized, non-exclusive Distributor for Company: Area may be described as a category, class of trade, geographic area, specific accounts or other identifying description as authorized in writing by Company. This exhibit is subject to change upon thirty (30) days prior written notification by Company to Distributor.

All on a non-exclusive basis, territory for distribution includes, but it not limited to Philippines, Hawaii, China, Korea, Japan, India, Asia, Latin America, Mexico, Africa and South America.

Exhibit C

Equipment Terms and Conditions

1. Prices. Company shall sell the Equipment to Distributor at the prices stated in Exhibit A or separate Exhibit.

2. Payment Terms. Company may require Distributor to pay cash for all purchases. However, in its sole discretion Company may establish credit terms and credit limits (Line of Credit) for use by Distributor. If credit terms are established, all invoices from Company will be paid by Distributor in a timely manner, once Company issues the invoice. Invoices will be sent at time of shipment. If Distributor does not pay Company when due, then Distributor shall pay late charges at 1 1/2 % per month or the maximum allowable by law.

3. Shipping Terms. Company will ship on or about the date stated in Distributor’s purchase order, provided that adequate supply of products ordered is available. All Equipment sold to Distributor will be F.O.B. shipping point, freight prepaid by Company so long as minimum orders of $500 are received. Orders will be shipped ground, by the carrier of Company’s choice, by Company to Distributor’s single location for initial receipt of goods. If Distributor requests alternative shipping methods Such as overnight shipping or non-preferred shipping companies, total freight charges will be paid by Distributor. Such charges shall be included on Company’s invoice for product shipped to Distributor, unless other arrangements have been previously made that are acceptable to Company. Company reserves the right to decline requests for alternative shipping methods. Distributor will be responsible for shipment to all Dealers or sub Dealers.

4. Returned Goods Policy.

   a. Defective Goods

     Full credit or replacement will be made by Company for material that is defective in manufacturing, labeling or packaging. Returns for products with manufacturing defects may only be returned to Company if still under the manufacturer’s warranty and the return is made within 30 days of the invoice date for the shipment to Distributor. All costs associated with returning the product to the Company Distribution Center shall be paid by Distributor. Proof of purchase date must accompany all goods returned for credit.

   b. Shipping Errors

     Errors in shipment must be reported by Distributor to the Company Distribution Center serving the account immediately after receipt by Distributor of product. Distributor also must make a request to the Company Distribution Center for written authorization from the Company to return the product without charge.

   c. Non-Defective Customer Returns

     Full credit or replacement will be made by Company for Equipment returned to Distributor by a customer within thirty (30) days of sale to the Consumer. Returned product must be in original packaging and in re-sellable “as new” condition.

   d. All Returns

     Any returns by Distributor that do not comply with this Returned Goods Policy will be refused by Company at Company’s shipping docks and returned to tile Distributor at Distributor’s expense. In no case will credit be given to Distributor for the following:

(i)	Packaging bearing label or marking not affixed by Company;

(ii)	Damage by improper storage, handling or usage; and

(iii)	Damage by shipping company. Company will assist Distributor in obtaining the required documents to file shipping claims.

All items returned to Company under 4.b. and 4.c. must be in re-sellable "as new" condition.

5. Return Procedures.

Distributor must obtain a written Return Authorization (“RA”) number from Company for each product in order for Distributor to return products under the Agreement at Company’s sole discretion. Distributor may obtain an RA by faxing a fully complete return authorization request form to the Company Distribution Center serving the account.

Company will notify Distributor after receipt of product of any discrepancies between the items stated on the Distributor’s packing slip and actual products received. In the case of Equipment returned to Company with accessories or components missing, Distributor will be charged for such accessories or missing components.

Except as duly reported to Distributor, full credit as explained herein shall be issued by Company to Distributor or Company shall ship replacement product within twenty (20) business days of the date of receipt of returned product to Company. A single credit memo shall be issued by Company for each return shipment (whether the shipment contains one or more products). Company will not break a single return shipment into multiple credit memos.

When Distributor’s manufacturer-authorized warranty service centers are involved, Distributor shall send and process all equipment warranty claims through the service center (and pursuant to the manufacturer’s warranty terms) and not through company.

6. Equipment Warranty. Company will provide Equipment with industry standard warranties. Such warranties will be extended to Distributor and its customers as outlined in relevant Company service agreements and the Company’s product information, if applicable, which accompanies all handset Equipment. Company makes no warranty, either express or implied, concerning the equipment or the services, including, without limitation, warranties of merchantability or fitness for a particular purpose. It is intended by the parties that this provision shall apply to Distributor or any of Distributor’s employees, agents, Dealers and customers.

7. Non-Payment Remedies. In addition to other remedies available to Company under this Agreement, if Distributor fails to make payment for Equipment when due, or if Distributor’s financial condition in Company’s sole discretion so warrants, Company may: (i) declare any unpaid amount due and payable within ten (10) days; (ii) defer or withhold further deliveries of Equipment until payment is made by Distributor; (Hi) demand payment in cash before any further delivery of Equipment ordered or to be ordered; or (iv) repossess or demand the return, freight prepaid, of Equipment shipped to Distributor.

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EXHIBIT D

New Horizons Distributor Program Rules

A. Incorporated Distributor Agreement. These Program Rules ("Rules") are part of the Distributor Agreement ("Agreement") that has been executed by Company and Distributor. These Rules apply to all Subscriber Activations. These Rules are subject to amendment at any time by Company at its sole discretion upon thirty (30) days written notice to Distributor.

B. Inconsistencies In Terms. If any inconsistency or conflict exists between these Rules and the Agreement, these Rules control. In Such case and except as specifically stated herein, the provisions of the Agreement not inconsistent with these Rules remain in full force and effect.

C. Advertising. Distributor acknowledges they will receive a copy of the New Horizons Authorized Distributor Advertising Policies and Procedures, and once received are fully incorporated herein as a part of this Agreement. In addition to the foregoing:

1. Distributor and its Personnel shall adhere to the New Horizons advertising guidelines when using the New Horizons or Cyclone logo.

2. Distributor is responsible for ensuring that advertising complies with all applicable laws.

3. Distributor may not promote or sell Company products in any way, directly or indirectly, using the Internet without prior expressed written permission of Company.

4. Rights granted under this Agreement do not extend to direct consumer sales by Distributor, without prior expressed written consent, through use of any Internet site, web-page or other similar source. Company reserves the right to immediately terminate any Internet, web-page, or other advertisement at Company’s sole discretion.

5. Using slogans such as "Discount," "Cheap," etc., in conjunction with New Horizons name and/or logo is prohibited.

6. All advertising of Company products must be pre-approved in writing.